

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

February 1, 2008

Mr. John Lackland
Chief Financial Officer
Power Efficiency Corporation
3960 Howard Hughes Pkwy, Ste 460
Las Vegas, NV 89169

     RE: **Power Efficiency Corporation**
         Form 10-KSB for the year ended December 31, 2006
         File No. 0-31805

Dear Mr. Lackland :

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Kevin L. Vaughn
        Branch Chief